Pricing Term Sheet	Filed pursuant to Rule 433
Dated September 19, 2012	Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated September 18, 2012 and the
Prospectus dated April 18, 2011
Registration No. 333-173365

K. Hovnanian Enterprises, Inc.

90,000 6.00% Exchangeable Note Units of K. Hovnanian Enterprises, Inc.

(the “Units Offering”)

The information in this pricing term sheet relates only to the Units Offering and should be read together with (i) the preliminary prospectus supplement, dated September 18, 2012, relating to the Units Offering (the “Preliminary Prospectus Supplement”), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated April 18, 2011, included in the Registration Statement (File No. 333-173365), in each case, including the documents incorporated by reference therein.  Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	K. Hovnanian Enterprises, Inc., a California corporation (“K. Hovnanian”).

Trade Date:	September 20, 2012.

Settlement Date:

October 2, 2012.

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in not more than three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Units prior to the delivery of the Units hereunder will be required, by virtue of the fact that the Units initially settle in T+8 (based on the Trade Date of September 20, 2012), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Units who wish to trade the Units prior to their date of delivery hereunder should consult their advisors.

Title of Securities:	6.00% Exchangeable Note Units (the “Units”).

Number of Units Offered:	90,000 Units (or 100,000 Units if the underwriters exercise their over-allotment option in full).

Stated Amount:	Each Unit has a stated amount of $1,000.

Composition of Units:

Each Unit is comprised of two parts:

•      a senior exchangeable note issued by K. Hovnanian (an “Exchangeable Note”), exchangeable into shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of Hovnanian Enterprises, Inc. (“Hovnanian”);

and

•      a senior amortizing note issued by K. Hovnanian (an “Amortizing Note”), which has an initial principal amount of $231.49 per Amortizing Note, bears interest at a rate of 11.00% per annum and has a final installment payment date of December 1, 2017.

Fair Market Value of the Units:	Hovnanian has determined that the fair market value of each Amortizing Note is $231.49 and the fair market value of each Exchangeable Note is $768.51.

Maturity Date of Exchangeable Notes:	December 1, 2017, unless earlier exchanged or repurchased.

Accretion of Principal Amount of Exchangeable Notes:

The Exchangeable Notes will not bear cash interest.

Each Exchangeable Note with a stated principal amount of $1,000 at maturity will initially have a principal amount equal to $768.51. The principal amount of the Exchangeable Notes will accrete at an annual rate of 5.17% from the Settlement Date, calculated on a semi-annual bond equivalent yield basis, using a 360 day year composed of twelve 30 day months and compounding on June 1 and December 1 of each year, beginning June 1, 2013.

NYSE Last Reported Sale Price on September 19, 2012:	$3.85 per share of Class A Common Stock.

Exchange Premium:	Approximately 40% above the NYSE Last Reported Sale Price on September 19, 2012.

Initial Exchange Price:	Approximately $5.39 per share of Class A Common Stock, based on $1,000 principal amount at maturity of Exchangeable Notes.

Initial Exchange Rate:	185.5288 shares of Class A Common Stock per $1,000 principal amount at maturity of Exchangeable Notes.

Adjustment to Shares Delivered upon Exchange of the Exchangeable Notes upon a Make-whole Fundamental Change:

The following table sets forth the number of additional shares to be received upon exchange of the Exchangeable Notes in connection with a “make-whole fundamental change” per $1,000 principal amount at maturity of Exchangeable Notes for each “stock price” and “effective date” (each, as defined in the Preliminary Prospectus Supplement) set forth below:

	Stock Price
Effective Date	$3.85	$4.25	$4.50	$4.75	$5.00	$5.25	$5.50	$5.75	$6.00	$6.50	$7.00	$8.00
October 2, 2012	14.0842	11.7127	8.9061	6.6653	4.8852	3.4823	2.3905	1.5565	0.9369	0.2105	0.0000	0.0000
December 1, 2013	26.2660	17.0736	13.3877	10.4018	7.9858	6.0371	4.4736	3.2293	2.2511	0.9259	0.2362	0.0000
December 1, 2014	37.3518	23.2976	18.5617	14.6995	11.5502	8.9853	6.9016	5.2163	3.8614	1.9339	0.7870	0.0000
December 1, 2015	49.0167	30.0298	23.9841	19.0544	15.0382	11.7714	9.1205	6.9770	5.2526	2.7836	1.2762	0.0601
December 1, 2016	61.2920	37.4204	29.3928	22.8900	17.6548	13.4676	10.1422	7.5210	5.4729	2.6791	1.1032	0.0189
December 1, 2017	74.2114	49.7654	36.6935	24.9976	14.4712	4.9474	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•                  If the stock price is greater than $8.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the exchange rate.

•                  If the stock price is less than $3.85 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the exchange rate.

Notwithstanding the foregoing, in no event will the exchange rate per $1,000 principal amount at maturity of Exchangeable Notes exceed 259.7402, subject to adjustment in the same manner as the exchange rate as set forth under “Description of Exchangeable Notes—Exchange Rights—Exchange Rate Adjustments.”

Initial Principal Amount of Amortizing Notes:	$231.49 per Amortizing Note. $20,834,100 in aggregate (or $23,149,000 if the underwriters exercise their over-allotment option in full).

Installment Payment Dates:	Each June 1 and December 1, commencing on June 1, 2013, with a final installment payment date of December 1, 2017.

Payments on the Amortizing Notes:

The Amortizing Notes will pay holders equal semi-annual cash installments of $30.00 per Amortizing Note (except for the June 1, 2013 installment payment, which will be $39.83 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per year with respect to each $1,000 Stated Amount of Units.  Each installment will constitute a payment of interest (at an annual rate of 11.00% per Amortizing Note) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
June 1, 2013	$22.92	$16.91
December 1, 2013	$18.53	$11.47
June 1, 2014	$19.55	$10.45
December 1, 2014	$20.62	$9.38
June 1, 2015	$21.76	$8.24
December 1, 2015	$22.95	$7.05
June 1, 2016	$24.22	$5.78
December 1, 2016	$25.55	$4.45
June 1, 2017	$26.95	$3.05
December 1, 2017	$28.44	$1.56

Repurchase of Amortizing Notes at the Option of the Holder:

If a “fundamental change” or a “make-whole fundamental change” (each, as defined in the Preliminary Prospectus Supplement) occurs, holders of the Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require K. Hovnanian to repurchase all or a portion of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the “repurchase date” (as defined in the Preliminary Prospectus Supplement), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at an annual rate of 11.00%.

Units Public Offering Price:	$1,000 per Unit. $90,000,000 in aggregate (or $100,000,000 if the underwriters exercise their over-allotment option in full).

Underwriting Discount:	$30 per Unit. $2,700,000 in aggregate (or $3,000,000 if the underwriters exercise their over-allotment option in full).

Concurrent Offering:

Concurrently with the Units Offering, K. Hovnanian is offering $577,000,000 aggregate principal amount of 7.250% Senior Secured First Lien Notes due 2020 (the “First Lien Notes”) and $220,000,000 aggregate principal amount of 9.125% Senior Secured Second Lien Notes due 2020 (the “Second Lien Notes” and, together with the First Lien Notes, the “Secured Notes”) in a private offering (the “Secured Notes Offering”).  The Secured Notes will be guaranteed by Hovnanian and certain of its subsidiaries on a senior secured basis. There can be no assurance that the Secured Notes Offering will be completed.  The completion of the Units Offering is conditional on the completion of the Secured Notes Offering, and the completion of the Secured Notes Offering is conditional on the completion of the Units Offering.   Neither this pricing term sheet nor the Preliminary Prospectus Supplement constitutes an offer to sell or the solicitation of an offer to buy the Secured Notes.

Use of Proceeds:

K. Hovnanian expects to receive net proceeds from the Units Offering of approximately $87.2 million (or approximately $96.9 million if the underwriters exercise their option to purchase additional Units with respect to the Units Offering in full) after deducting the underwriting discount and estimated offering expenses payable by K. Hovnanian.  In addition, K. Hovnanian expects the net proceeds of the Secured Notes Offering, after deducting the initial purchasers’ discounts and estimated offering expenses payable by K. Hovnanian, will be approximately $784.5 million.

K. Hovnanian expects to use the net proceeds from the Units Offering, together with the net proceeds from the Secured Notes Offering, to fund the “Tender Offer” and/or the “Redemption” and the “Discharge” (each, as defined under “Related Transactions” in the Preliminary Prospectus Supplement) and to pay related fees and expenses.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC.

CUSIP for the Units:	442488 BN1

ISIN for the Units:	US442488BN15

CUSIP for the Exchangeable Notes:	442488 BP6

ISIN for the Exchangeable Notes:	US442488BP62

CUSIP for the Amortizing Notes:	442488 BQ4

ISIN for the Amortizing Notes:	US442488BQ46

Hovnanian and K. Hovnanian have filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the Units Offering.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for the Units Offering and other documents Hovnanian has filed with the SEC for more complete information about Hovnanian and the Units Offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying base prospectus may be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204; from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 1120 or by calling 1-800-831-9146; or from Credit Suisse Securities (USA) LLC Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 1-800-221-1037.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.